UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.)*

AGTB Private BDC

(Name of Issuer)

Common Shares of Beneficial Interest

(Title of Class of Securities)

001253103

(CUSIP NUMBER)

Christopher D. Moore

Angelo, Gordon & Co, L.P.

245 Park Avenue, 26th Floor

New York, NY 10167

Tel. No.: (212) 692-2009

COPIES TO:

Rajib Chanda

Steven Grigoriou

Simpson Thacher & Bartlett LLP

900 G Street, N.W.

Washington, DC 20001

(202) 636-5500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 12, 2022

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box  ☐

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 001253103	13D

1	NAME OF REPORTING PERSONS AGTB BDC Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,239,075.229
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,239,075.229
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,239,075.229
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.9%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 001253103	13D

1	NAME OF REPORTING PERSONS AGTB BDC Holdings GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,239,075.229
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,239,075.229
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,239,075.229
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.9%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 001253103	13D

1	NAME OF REPORTING PERSONS Angelo, Gordon & Co., L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,327,866.446
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,327,866.446
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,327,866.446
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.9%
14	TYPE OF REPORTING PERSON* IA, PN

CUSIP No. 001253103	13D

1	NAME OF REPORTING PERSONS AG GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,327,866.446
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,327,866.446
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,327,866.446
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.9%
14	TYPE OF REPORTING PERSON* HC, OO

CUSIP No. 001253103	13D

1	NAME OF REPORTING PERSONS Josh Baumgarten
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,327,866.446
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,327,866.446
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,327,866.446
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.9%
14	TYPE OF REPORTING PERSON* IN, HC

CUSIP No. 001253103	13D

1	NAME OF REPORTING PERSONS Adam Schwartz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,327,866.446
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,327,866.446
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,327,866.446
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.9%
14	TYPE OF REPORTING PERSON* IN, HC

SCHEDULE 13D

Item 1. Security and Issuer

The class of equity security to which this statement on Schedule 13D relates is the common shares of beneficial interest (“Common Shares”) of AGTB Private BDC (the “Issuer”), a statutory trust formed under the laws of the State of Delaware. The address of the principal executive offices of the Issuer is 245 Park Avenue, 26th Floor, New York, NY 10167. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 2. Identity and Background

(a) This statement is filed by: (i) AGTB BDC Holdings, L.P. (“BDC Holdings”), (ii) AGTB BDC Holdings GP LLC (“BDC Holdings GP”) (iii) Angelo, Gordon & Co., L.P. (“Angelo Gordon”), (iv) AG GP LLC (“AG GP”), (v) Josh Baumgarten and (vi) Adam Schwartz (collectively with BDC Holdings, BDC Holdings GP, Angelo Gordon, AG GP and Mr. Baumgarten, the “Reporting Persons”).

BDC Holdings GP is the sole general partner of BDC Holdings. Angelo Gordon is the investment advisor to BDC Holdings and the sole member of BDC Holdings GP. Mr. Baumgarten and Mr. Schwartz are the managing members of AG GP, which is the sole general partner of Angelo Gordon and Mr. Baumgarten and Mr. Schwartz are the co-chief executive officers of Angelo Gordon. Each of Mr. Baumgarten, Mr. Schwartz and AG GP may be deemed to control Angelo Gordon.

(b) The business address of the Reporting Persons is 245 Park Avenue, 26th Floor, New York, New York 10167.

(c) The principal business of BDC Holdings GP is acting as the general partner of BDC Holdings. The principal business of Angelo Gordon is the management of BDC Holdings and the assets and activities of certain managed accounts and investment fund vehicles. The principal business of AG GP is acting as the general partner of Angelo Gordon. The principal business of Mr. Baumgarten and Mr. Schwartz is acting as the co-managing members of AG GP and the co-chief executive officers of Angelo Gordon.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) BDC Holdings is a Cayman Islands exempted limited partnership. BDC Holdings GP is a Delaware limited liability company. Angelo Gordon is a Delaware limited partnership. AG GP is a Delaware limited liability company. Mr. Baumgarten is a United States citizen. Mr. Schwartz is a United States citizen.

Item 3. Source and Amount of Funds

On February 17, 2022 Angelo Gordon purchased 60 Common Shares of the Issuer as a seed investment in the Issuer for an aggregate purchase price of $1,500, or $25 per Common Share. Pursuant to an aggregate capital commitment of $4,000,000, on May 10, 2022 Angelo Gordon purchased 15,940 additional Common Shares of the Issuer for an aggregate purchase price of $398,500, or $25 per Common Share, on June 30, 2022 Angelo Gordon purchased an additional 70,960 Common Shares of the Issuer and on August 15, 2022 Angelo Gordon purchased an additional 1,831.217 Common Shares of the Issuer for aggregate purchase prices of $1,774,000 and $45,958, respectively, or $25 per Common Share and $25.097 per Common Share, respectively. The source of funds for such purchases was working capital.

BDC Holdings received 1,743,000 and 496,075.229 Common Shares on August 12, 2022 and August 15, 2022, respectively, in the form of capital contributions from an investor.

Item 4. Purpose of Transaction

The information set forth in Items 3 and 6 of this Schedule 13D is hereby incorporated by reference into this Item 4.

Angelo Gordon has committed capital as a seed investment of the Issuer. BDC Holdings has committed capital for investment purposes. In connection with such existing capital commitments Angelo Gordon and BDC Holdings will, pursuant to capital drawdowns, purchase additional Common Shares from the Issuer. From time to time, to the extent BDC Holdings received additional capital contributions, BDC Holdings may commit additional capital and/or purchase additional Common Shares.

Following such time at which the Issuer may merge into an affiliated publicly offered, non-traded BDC, AG Twin Brook Capital Income Fund, the Reporting Persons may dispose of some or all of their Common Shares, from time to time, by tendering such Common Shares for repurchase by the Issuer, depending on price, market liquidity, developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors deemed relevant.

AGTB Fund Manager, LLC (the “Adviser”) is the Issuer’s manager and is responsible for, among other things, overseeing the management of the Issuer’s operations and for making investment decisions with respect to the Issuer’s portfolio, subject to oversight by the Issuer’s Board of Trustees. The Adviser is an affiliate of the Reporting Persons. All of the Issuer’s officers and directors, other than the Issuer’s independent trustees, are employees of Angelo Gordon or one of its affiliates. In such capacities, these individuals may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

The information set forth in the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

(a) - (b) As of August 22, 2022, Angelo Gordon directly holds 88,791.217 Common Shares and BDC Holdings directly holds 2,239,075.229 Common Shares, representing in the aggregate 25.9% of the outstanding Common Shares. The percentages of beneficial ownership in this Schedule 13D are based on an aggregate of 8,992,270 Common Shares outstanding as of August 22, 2022, based on information received from the Issuer. On August 17, 2022, BDC Holdings received a capital drawdown notice in the amount of $74,098,800 and Angelo Gordon received a capital drawdown notice in the amount of $93,400. The purchases by BDC Holdings and Angelo Gordon of Common Shares pursuant to such capital drawdown notices are anticipated to close on August 31, 2022.

BDC Holdings GP as the sole general partner of BDC Holdings, Angelo Gordon is the investment advisor to BDC Holdings and sole member of BDC Holdings GP, AG GP is the sole general partner of Angelo Gordon, and Mr. Baumgarten and Mr. Schwartz as the co-managing members of AG GP and co-chief executive officers of Angelo Gordon may be deemed to be the beneficial owner of the securities reported herein.

(c) Except as otherwise reported herein none of the Reporting Persons has engaged in any transaction in any Common Shares during the last sixty days.

(d) Not Applicable.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3, 4 and 5 hereof is hereby incorporated by reference into this Item 6.

Angelo Gordon has committed to purchase up to $4,000,000 of Common Shares, of which $2,219,958.05, representing 88,791.217 Common Shares, has been purchased as of the date hereof. Pursuant to the commitment letter, additional Common Shares will be purchased upon the Issuer’s delivery of a capital contribution notice to Angelo Gordon. Common Shares will be purchased at a price per Common Share equal to the most recent net asset value (“NAV”) per Common Share as determined by the Issuer’s Board of Trustees.

BDC Holdings has committed to purchase up to $225,000,000 of Common Shares of which approximately $56,025,000 representing 2,239,075.229 Common Shares, has been purchased as of the date hereof. Pursuant to the subscription agreement, additional Common Shares will be purchased upon the Issuer’s delivery of capital contribution notice to BDC Holdings. Common Shares will be purchased at a price per Common Share equal to the most recent NAV per Common Share as determined by the Issuer’s Board of Trustees.

Pursuant to the subscription agreement between BDC Holdings and the Issuer, BDC Holdings is required to vote its Common Share in any matter submitted to a vote of the Issuer’s shareholders in the same proportion as the vote of all other holders of the Issuer’s Common Share in accordance with Section 12(d)(1)(E) of the Investment Company Act of 1940.

The foregoing description of the subscription agreement set forth in this Item 6 does not purport to be complete and is qualified in its entirety by reference to the full text of the form of subscription agreement, which has been filed as 99.4 hereto and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 99.1.	Joint Filing Agreement by and Among the Reporting Persons

Exhibit 99.2.	Power of Attorney granted by Josh Baumgarten in favor of Christopher D. Moore and Frank E. Stadelmaier, dated January 28, 2021

Exhibit 99.3.	Power of Attorney granted by Adam Schwartz in favor of Christopher D. Moore and Frank E. Stadelmaier, dated January 28, 2021

Exhibit 99.4.	Form of subscription agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 22, 2022

AGTB BDC HOLDINGS, L.P.

By:	AGTB BDC Holdings GP LLC, Its General Partner
By:	Angelo, Gordon & Co., L.P., Its Sole Member
By:	AG GP LLC
Its General Partner
By:	Josh Baumgarten
Its Co-Managing Member

By:	/s/ Christopher D. Moore
Christopher D. Moore
Attorney-in-Fact

AGTB BDC HOLDINGS GP LLC

By:	Angelo, Gordon & Co., L.P., Its Sole Member
By:	AG GP LLC
Its General Partner
By:	Josh Baumgarten
Its Co-Managing Member

By:	/s/ Christopher D. Moore
Christopher D. Moore
Attorney-in-Fact

ANGELO, GORDON & CO., L.P.

By:	AG GP LLC
Its General Partner

By:	Josh Baumgarten
Its Co-Managing Member

By:	/s/ Christopher D. Moore
Christopher D. Moore
Attorney-in-Fact

AG GP LLC

By:	Josh Baumgarten
Its Co-Managing Member

By:	/s/ Christopher D. Moore
Christopher D. Moore
Attorney-in-Fact

JOSH BAUMGARTEN

By:	/s/ Christopher D. Moore
Christopher D. Moore
Attorney-in-Fact

ADAM SCHWARTZ

By:	/s/ Christopher D. Moore
Christopher D. Moore
Attorney-in-Fact